Southern Power Company Bin SC1105 30 Ivan Allen Jr. Boulevard NW Atlanta, GA 30308
August 20, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Ms. Mara Ransom
Assistant Director
Office of Consumer Products

Re:	Southern Power Company
Registration Statement on Form S-3 (“Registration Statement”)
Filed July 15, 2015
File No. 333-205680

Dear Ms. Ransom:
The following is the response of Southern Power Company (the “Company”) to the comments on the Registration Statement, transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) dated August 12, 2015.  We are submitting this letter on behalf of the Company, and the terms “we,” “us” and “our” in the following response refer to the Company. We have concurrently filed with the Commission an Amendment No. 1 to the Registration Statement.
Capitalized terms used herein but not otherwise defined have the meaning set forth in the Registration Statement.
Legal Matters, page 6

SEC COMMENT:

1.
We note your reference to Hunton & Williams LLP; however, we also note that Hunton & Williams consented only to inclusion of its opinion as an annex to the opinion from Troutman Sanders LLP. Please revise accordingly or, in the alternative,

Securities and Exchange Commission
August 20, 2015

obtain and provide consent from Hunton & Williams to being named in the registration statement.

COMPANY RESPONSE:
We respectfully submit that this reference to Hunton & Williams LLP does not require the consent of Hunton & Williams LLP to being named in the Registration Statement.
Troutman Sanders LLP has provided the legal opinion regarding the validity of the securities to be offered (in reliance upon the opinion of Hunton & Williams LLP as local counsel with respect to matters of New York law). Staff Legal Bulletin No. 19 “Legality and Tax Opinions in Registered Offerings” provides that “if primary counsel is expressly relying on the local counsel’s opinion, the local counsel’s opinion would be filed as an exhibit, but the local counsel’s consent would not be needed and the local counsel would not be named in the registration statement as having prepared or certified an opinion.” Accordingly, we have not named Hunton & Williams LLP as preparing or certifying an opinion regarding the validity of the securities and we have not provided a consent of Hunton & Williams LLP to being named in the Registration Statement. Instead, the Registration Statement discloses that “The validity of the Preference Stock and the Senior Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP.”
We note that the Registration Statement also references that “Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP…” and that “From time to time Hunton & Williams LLP acts as counsel to affiliates of the Company for some matters.” However, we respectfully submit that the foregoing references in the Registration Statement do not require the consent of Hunton & Williams LLP. These references do not name Hunton & Williams LLP as preparing or certifying an opinion regarding the validity of the securities. Rather, these statements have been included to provide potential underwriters and potential purchasers of the Senior Notes with the identity of underwriters’ counsel.
For the foregoing reasons, we respectfully submit that no revision to the Registration Statement is required in connection with the Staff’s comment.
SEC COMMENT:

2.
We note that Troutman Sanders has relied on counsel to the underwriters with respect to matters of New York law. We also note that the plan of distribution contemplates placement of the securities in manners that do not involve underwriters. Please tell us why counsel engaged by the company is not providing an opinion on New York law regarding whether the Senior Notes will be valid, binding and legal obligations of the company.

Securities and Exchange Commission
August 20, 2015

COMPANY RESPONSE:
Because attorneys currently practicing with Hunton & Williams LLP in New York have historically served as underwriters’ counsel in connection with the Company’s offerings of Senior Notes and attorneys of Troutman Sanders LLP in Georgia have served as counsel to the Company, Company counsel has relied upon the opinion of Hunton & Williams LLP with respect to matters of New York law in providing its opinion regarding the validity of the Senior Notes. We acknowledge the Staff’s comment that the Company may offer securities pursuant to the Registration Statement by methods not involving the use of underwriters. Accordingly, we hereby confirm to the Staff that in connection with any offering of Senior Notes pursuant to the Registration Statement, including any offering that does not involve underwriters, we will obtain and file with the Commission, as an exhibit to the Registration Statement, an unqualified opinion of counsel as to the validity of the Senior Notes, including under the laws of the State of New York.
Item 16. Exhibits
Exhibit 4.3, page II-2
SEC COMMENT:

3.
We note that the Indenture dated as of June 1, 2002 is not included as an exhibit to the subsequently referenced filings. In this respect, the Form 10-Q for the quarter ended June 30, 2003, includes the Second Supplemental Indenture dated as of July 8, 2003. Please revise to incorporate the Indenture dated as of June 1, 2002.

COMPANY RESPONSE:
We direct the Staff’s attention to the copy of the Indenture dated as of June 1, 2002 filed as Exhibit 4.1 to the Company’s Form S-4 (Registration No. 333-98553). This copy of the Indenture dated as of June 1, 2002 is incorporated by reference in Exhibit 4.3 to the Registration Statement.
*         *          *

In connection with the above responses to the Commission’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
August 20, 2015

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the Registration Statement. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.
Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-0684.

Very truly yours,

SOUTHERN POWER COMPANY

/s/Melissa K. Caen

By: Melissa K. Caen
     Assistant Secretary